U.S. Securities & Exchange Commission February 5, 2008 Page

February 5, 2008

VIA EDGAR CORRESPONDENCE

Mr. John Zitko
U.S. Securities & Exchange Commission
Washington D.C. 20549

Re:	Cognigen Networks, Inc.
Proxy Statement on Schedule 14A

Dear Mr. Zitko:

Based on your conversations with Mr. Brian G. Lloyd, current counsel to Cognigen Networks, Inc. (the “Company”), and Mr. Thomas S. Smith, former counsel to, and a former executive officer of, the Company, the Company is providing to you this correspondence for the purpose of addressing issues you raised in those conversations regarding the asset purchase transaction completed between the Company and Commission River, Inc. (“Commission River”).

On November 30, 2007, the Company completed the acquisition of substantially all of the assets of Commission River, in exchange for which the Company issued to Commission River 16,000,000 shares of common stock.  Upon the consummation of the Commission River acquisition, the Company had approximately 38,865,276 shares of common stock outstanding.  The shares issued to Commission River in the transaction constituted approximately 41% of the issued and outstanding shares of common stock of the Company, after giving effect to the transaction.

It is our understanding that you have asked if approval of the Company’s shareholders was required in connection with the consummation of the Commission River acquisition.  At the time we completed the Commission River acquisition, it was our understanding that approval of our shareholders was not required in order to consummate the acquisition.  In response to your request, we have reviewed the issue with our counsel and, based on those conversations, we are providing the following summary addressing your question under the Colorado Revised Statutes, as well as the Company’s articles of incorporation, as amended, and its bylaws.

Under Colorado corporate law, the Board of Directors of a corporation “may authorize the issuance of shares for consideration consisting of any tangible or intangible property or benefit to the corporation.” (C.R.S. §7-106-202).  We have been advised by counsel that the reference to “any tangible or intangible property” should be read literally.  It is our understanding that, unless the articles of incorporation or bylaws of a Colorado corporation impose restrictions or limitations of some sort, if the directors of a Colorado corporation determine that the consideration to be provided to the corporation in exchange for shares of the corporation’s capital stock is fair to the shareholders of the corporation, the directors possess the authority to issue those shares.  In our case, neither our articles of incorporation, as amended, nor our bylaws impose any such limitation or restriction.  Based on the foregoing analysis, we have been advised that shareholder approval of the Commission River acquisition was not required.

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U.S. Securities & Exchange Commission February 5, 2008 Page

We understand that you have also inquired as to whether, given the Company’s issuance of 16,000,000 shares of common stock to Commission River in the subject transaction, the Commission River transaction would be viewed as a merger under Colorado law.  We have reviewed this question with counsel as well.  We are informed that the transaction would not be considered to be a “merger” for purposes of Colorado corporate law, our articles of incorporation, as amended, or our bylaws.

We hope you will find the foregoing paragraphs to be responsive to your questions.  If we can be of further help in resolving these issues, please contact me or Mr. Lloyd.

Very truly yours,

/s/ Robert K. Bench
Robert K. Bench
President and Chief Executive Officer
Cognigen Networks, Inc.

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